POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

May 2, 2007

April Sifford

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Filed on June 29, 2006
File No.: 1-33034
Supplemental Response dated March 12, 2007

Dear Ms. Sifford:

This letter is written in response to a staff comment letter dated April 17, 2007, from your office addressed to BMB Munai, Inc. The Company did not receive this letter until May 1, 2007 and therefore requests additional time to respond. The Company anticipates that it will file its response to the comment letter by no later than May 22, 2007.

If you have any questions, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

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